SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2004

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                              TAT Technologies Ltd.

6-K Items

1. Notice of and Proxy Statement for TAT Technologies Ltd. Annual General Meeting to be held December 6, 2005.

2.   TAT Technologies Ltd. Proxy Card.

                                                                          ITEM 1

                              TAT TECHNOLOGIES LTD.
                                   P.O. Box 80
                              Gedera 70750, Israel

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 6, 2005

         NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of TAT Technologies Ltd. will be held on Tuesday, December 6, 2005 at 2:00 p.m. Israel time, at our offices in Park Re'em Industrial Zone, Bnei Ayish, Israel, for the purpose of considering and acting upon the following matters:

        (1)  The election of seven directors for terms expiring in 2006;

        (2) Approval of an increase of our authorized ordinary share capital and an amendment to our Memorandum of Association and Articles of Association to reflect such increase;

        (3) Ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005 and authorization for the Board of Directors to determine their remuneration; and

        (4) Review and discussion of our Auditor's Report, Financial Statements, and the Directors' Report for the fiscal year ended December 31, 2004.

         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

         You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

         The accompanying Proxy Statement contains further information with respect to these matters and the text of the resolutions proposed to be adopted at the Annual Meeting.

                                            By Order of the Board of Directors

                                            Avi Kahana,
                                            Secretary

Gedera, Israel
November 4, 2005


         PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY AND PROMPTLY RETURN IT IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.

                                 PROXY STATEMENT

         This statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of TAT Technologies Ltd., an Israeli corporation, to be voted at the Annual General Meeting of Shareholders, or the Meeting, to be held on December 6, 2005 at 2:00 p.m., and any adjournments thereof. Shareholders will be asked to vote upon: (i) the election of seven directors for terms expiring at our 2006 Annual General Meeting of Shareholders; (ii) approval of an increase of our authorized ordinary share capital and an amendment to our Memorandum of Association and Articles of Association to reflect such increase; and (iii) ratification of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors for the year ending December 31, 2005 and authorization for the Board of Directors to determine their remuneration. Additionally, our Auditor's Report, Financial Statements, and the Directors' Report for the fiscal year ended December 31, 2004 will be presented and discussed.

         This Proxy Statement and the proxy card are being mailed to shareholders on or about November 4, 2005.

         Shares eligible to be voted and for which a proxy card is properly signed and returned at least 48 hours prior to the beginning of the Meeting will be voted as directed. If directions are not given or directions are not in accordance with the options listed on a signed and returned proxy card, such shares will be voted FOR the nominees for director and each proposition for which the Board of Directors recommends a vote FOR. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. You may revoke your proxy at any time prior to the exercise of authority granted in the proxy by giving a written notice of revocation to our Corporate Secretary, by submitting a subsequently dated, validly executed proxy, or by voting in person at the Meeting.

         As of November 1, 2005, the record date for the determination of shareholders entitled to vote at the Meeting, there were outstanding 6,042,671 ordinary shares. Each ordinary share entitles the holder to one vote. The ordinary shares have a par value of NIS 0.9 per share. The presence of two shareholders, holding at least one third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If, within half an hour from the time appointed for the holding of a general meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the meeting any two shareholders present in person or by proxy shall constitute a quorum. This proxy shall constitute notice of such adjourned meeting and no additional notice shall be provided by us to the shareholders.

         An affirmative majority of the votes cast is required to approve each of the proposals to be presented at the Meeting except for Proposal 2 which requires the affirmative vote of 75% of the ordinary shares represented at the Meeting, in person or by proxy, and voting on the matter.

         We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited personally or by telephone by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission concerning the sending of proxies and proxy material to the beneficial owners of stock.

         You may vote by submitting your proxy with voting instructions by mail if you promptly complete, sign, date and return the accompanying proxy card in the enclosed self-addressed envelope to our transfer agent or to our registered office in Israel at least 48 hours prior to the Meeting.

                              ELECTION OF DIRECTORS
                           (Item 1 on the Proxy Card)

         Our directors, other than our outside directors, are elected at each annual meeting of shareholders. In addition, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel, such as our company, are required by the Israeli Companies Law, 5759-1999, or the Israeli Companies Law, to appoint at least two outside directors. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Mr. Michael Shevi and Mr. Rami Daniel were each elected by our shareholders to serve as our outside directors pursuant to the provisions of the Israeli Companies Law for a three-year term until our 2007 annual general meeting of shareholders, following which their service as outside directors may be renewed for one additional three-year term.

         We are a "controlled company" within the meaning of the NASDAQ Marketplace Rules, since TAT Industries Ltd. holds more than 50% of our voting power. As such, we are exempted from the NASDAQ Marketplace Rules requirement that a majority of a company's Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules. We are also exempt from the NASDAQ Marketplace Rules requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which our directors are proposed by the Board of Directors and elected by the shareholders, unless otherwise provided in a company's articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

         Accordingly, our Board of Directors has proposed the election of Shlomo Ostersetzer, Dov Zeelim, Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck, and Yechiel Gutman as directors, to hold office for one year until the 2006 Annual General Meeting and until their successors are elected and qualified. Each nominee is currently serving as a member of the Board of Directors.

         Should any of the nominees be unavailable for election, the proxies will be voted for a substitute nominee designated by the Board of Directors. None of the nominees are expected to be unavailable.

         Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships.

         Shlomo Ostersetzer, age 78, has served as the Chairman of our Board of Directors since April 1985. Mr. Ostersetzer has also served as our Chief Executive Officer since 1990. Mr. Ostersetzer is one of the founders of TAT Industries Ltd. and a controlling shareholder, and has served in various capacities with TAT Industries Ltd. since 1970, including President, Managing Director and Chairman of the Board of Directors. Mr. Ostersetzer holds a M.Sc. in Mechanical Engineering from ETH-Polytechnical Institute in Zurich, Switzerland.

         Dov Zeelim, age 65, has served as Vice Chairman of the Board of Directors since April 1985 and has served as our President and Chief Operating Officer since August 2000. In addition, Mr. Zeelim has served in various managerial capacities at TAT Industries Ltd. for over 21 years, including Managing Director, Executive Vice President and Vice Chairman. Mr. Zeelim is a licensed C.P.A. in Israel.

         Dr. Meir Dvir, age 75, has served as a director since December 1994. Dr. Dvir has previously served as deputy General Manager of Business Research and Development and also as General Manager of the Israeli Aircraft Industries Ltd. He is also a director of Elta-Electronics Industries Ltd. Dr. Dvir holds a Ph.D. in Exact Science (mathematics and physics) from the Hebrew University in Jerusalem.

         Yaacov Fish, age 59, has served as a director since January 1994. From 1992 to 1997, Mr. Fish served as Managing Director of Magen Central Pension Fund Ltd. Mr. Fish served as a financial advisor to Shalev Transportation Cooperative Ltd. from 1990 to 1994. Mr. Fish served as general comptroller of Egged Ltd. from 1977 to 1990. Mr. Fish holds a B.Sc. in economics from Bar-llan
 University in Tel Aviv.

         Ishay Davidi, age 43, was elected as one of three designees of FIMI Opportunity Fund. Mr. Davidi has served as the Chief Executive Officer and Senior Partner of FIMI Opportunity Fund, an Israeli investment fund, since 1996. Mr. Davidi also serves as the Chairman and Senior Partner of FITE (First Israel Turnaround Enterprise), an Israeli investment fund established by FIMI Group, and as a director of Tadiran Communications, Lipman Electronic Engineering, Ltd., Tedea Technological Development and Automation Ltd., TG Precision Products Ltd. and Medtechnica Ltd. Prior to the founding of FIMI, from 1994 to 1996, Mr. Davidi served as Chief Executive Officer of Tikvah VC Fund, an Israeli VC fund and prior to that he served as Chief Executive Officer of two Israeli industrial companies. Mr. Davidi holds a B.Sc. in Industrial Engineering from Tel Aviv University and an MBA in Finance from Bar Ilan University.

         Gillon Beck, age 43, was elected as one of three designees of FIMI Opportunity Fund. Mr. Beck has served as a partner in FIMI Opportunity Fund and a director of several of the fund's portfolio companies since 2003. Prior thereto, and from 1999, Mr. Beck served as Chief Executive Officer and President of Arad Ltd. Group, a leading manufacturer of water measurement technologies. Mr. Beck holds a B.Sc. in Industrial Engineering from the Israel Institute of Technology Technion and an MBA in Finance from Bar Ilan University.

         Yechiel Gutman, age 60, was elected as one of three designees of FIMI Opportunity Fund. Mr. Gutman serves as a public member of the Israeli Security Authority (ISA). He also serves as a director of many Israeli companies, including Israel Refinery Company, El-Al (the Israeli national airline), and Bank Otzar Hachayal (a subsidiary of Bank Hpoalim). In the past Mr. Gutman served as an advisor to the Minster of Justice. Mr. Gutman holds LLB and MA degrees from The Hebrew University, Jerusalem. Mr. Gutman will serve as an independent director.

         Under the Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the election of Shlomo Ostersetzer, Dov Zeelim, Dr. Meir Dvir, Yaacov Fish, Ishay Davidi, Gillon Beck and Yechiel Gutman as directors.

         The Board of Directors recommends a vote FOR the election of the director nominees named herein.

         Directors Continuing in Office

         Michael Shevi, age 69, has served as an outside director since June 10, 2004. Mr. Shevi has served as Managing Director of Cham Foods since 1973. Currently, Mr. Shevi is a director of Cham Foods (Israel) Ltd. Mr. Shevi is licensed as a Certified Public Accountant in Israel.

         Rami Daniel, age 39, has served as an outside director since June 10, 2004. Mr. Daniel has served as V.P. of Finance of Ganden Real Estate since 2001. Mr. Daniel is licensed as a Certified Public Accountant in Israel and received his B.S.C. in Israel in 1997.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

         The following table sets forth certain information as of November 1, 2005 regarding the beneficial ownership by: (i) all shareholders known to us to own beneficially more than 5% of our outstanding ordinary shares, (ii) each director and (iii) all directors and executive officers as a group.

                                            Number of Ordinary     Percent of
Name and Address                              Shares Owned(1)    Shares Owned(2)
----------------                              ---------------    ---------------
TAT Industries Ltd.........................        3,124,150           51.70%
T.O.P, Limited Partnership (T.O.P)(3)......        1,357,143           22.46%
Shlomo Ostersetzer(4)......................          249,412            4.13%
Dov Zeelim(4)..............................          175,000            2.90%
Meir Dvir (5)..............................            7,000                *
Yaacov Fish (5)............................            5,000                *
All officers and directors as a group
(16 persons) (6)...........................          529,812            8.75%

___________

*    Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In addition, ordinary shares relating to options currently exercisable or exercisable within 60 days of the record date are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) Based on 6,042,671 ordinary shares issued and outstanding as of November 1, 2005.

(3) Includes 500,000 ordinary shares issuable upon the exercise of currently exercisable warrants, granted under the Share Purchase Agreement with T.O.P, at an exercise price of $7.32 per share. The warrants expire in January 2010.

(4) Such number does not include shares beneficially held by TAT Industries Ltd. Mr. Shlomo Ostersetzer, our Chairman of the Board of Directors and Chief Executive Officer, is the chairman of the board of TAT Industries Ltd. and owns approximately 43.27% of the equity rights and the voting rights in TAT Industries Ltd. as of November 1, 2005. Mr. Dov Zeelim, our President and Vice Chairman of the Board of Directors, is the vice chairman of TAT Industries Ltd. and owns approximately 21.16% of the equity rights and the voting rights in TAT Industries Ltd. as of November 1, 2005.

(5) Includes 5,000 ordinary shares issuable upon the exercise of currently exercisable options.

(6) Includes 10,000 ordinary shares issuable upon the exercise of currently exercisable options issued to officers.

Audit Committee

         Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

         Our audit committee currently consists of four board members who satisfy the respective "independence" requirements of the Securities and Exchange Commission, NASDAQ and Israeli Law for audit committee members. Our audit committee members are Messrs. Michael Shevi, Rami Daniel and Yaacov Fish and Dr. Meir Dvir. Mr. Yaacov Fish has been elected as the Chairman of the Audit Committee, and our Board of Directors has determined that he qualifies as a financial expert. The audit committee meets at least once each quarter. Our audit committee charter is available on our website at www.tat.co.il.

         The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

         Our audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Designees for Directors

         As a result of a share purchase agreement with T.O.P, Limited Partnership, T.O.P became our second largest shareholder, holding, as of the date of this Proxy Statement, approximately 14.18% of our ordinary shares. As part of the transaction, we undertook to bring before our Board of Directors three designees of T.O.P for their approval by the board as nominees for director. On September 1, 2004, Messrs. Ishay Davidi, Gillon Beck and Yechiel Gutman were elected to the Board of Directors. At our annual general shareholder meeting held on December 21, 2004, Messrs. Davidi, Beck and Gutman were reelected to serve on our Board of Directors by our shareholders.

Executive Compensation

         The following table sets forth all compensation paid to all of our directors and executive officers as a group for the year ended December 31, 2004.

                                                      Pension,
                                     Salaries, fees, retirement   Compensation
                                       commissions   and similar due to exercise
                                       and bonuses    benefits     of options
                                     --------------- ----------- ---------------
All directors and executive officers
 as a group, (16 persons).......       $ 1,657,000     $318,000     $3,048,000

         During the year ended December 31, 2004, we paid each of our outside directors a per meeting attendance fee of NIS 1,000 (approximately $232), plus an annual fee of NIS 24,524 (approximately $5,700.

Related Party Transactions

Management and Services Agreement
---------------------------------

         In February 2000, we entered into an agreement with TAT Industries, our controlling shareholder, to purchase the operations of TAT Industries relating to the manufacture of aviation accessories and the lease of certain real estate and buildings. Pursuant to the terms of this agreement, all of the employees of TAT Industries were transferred to us effective January 1, 2000, without any change in the conditions of their employment. TAT Industries pays us $50,000 per year for administrative and accounting personnel and secretarial staff, who served as employees of TAT Industries that were transferred to us and who continue to provide such services.

         In addition, pursuant to the terms of the agreement, we entered into a lease agreement, pursuant to which we leased from TAT Industries, effective as of January 1, 2000, an area of approximately 329,000 square feet, including 90,000 square feet of buildings, for a period of 24 years and eleven months. In consideration for the lease agreement, we agreed to pay TAT Industries annual rentals of approximately $300,000, with an additional incremental payment of 2% per year, such rental rates are subject to revaluation every fifth year.

Other Transactions
------------------

         Our Israeli operations employ the services of an agent, Gal Tech Inc. (a company owned by Messrs. Shlomo Ostersetzer, Dov Zeelim and Israel Ofen, all of whom are officers and directors of our company). According to an export agreement dated April 14, 1992, Gal Tech Inc. receives a handling fee in the amount of 10% of all purchases by our company in North America per year and a handling fee in the amount of 3% of all sales by our company to North America per year (not including sales of heat transfer products). However, pursuant to this agreement, the total amount to be paid by us to Gal Tech will not exceed the sum of 5% of our purchases in North America and 5% of our sales to North America (not including sales of heat transfer products) per year. In the years ended December 31, 2002, 2003 and 2004, we paid approximately $503,000, $485,000 and $377,000, respectively, to Gal Tech, in accordance with such agreement. Effective January 1, 2003, Ifat Frenkel (the daughter of Dov Zeelim) became the President of Gal Tech.

         Pursuant to their employment agreements, the chairman of our Board of Directors, Mr. Shlomo Ostersetzer, and the vice chairman of our Board of Directors, Mr. Dov Zeelim, are entitled each to a bonus of 2.5% of the annual consolidated operating income, in excess of $500,000. In the years ended December 31, 2004, 2003 and 2002, our Board of Directors and shareholders approved a total payments of approximately $246,488, $239,794 and $176,257 to the chairman and vice chairman of our Board.

         T.O.P, one of our major shareholders, provides us with management and consulting services in consideration for the lower of: (i) 3% of the consolidated operating income in excess of $500,000, or (ii) $250,000 per year. In the year ended December 31, 2004, we paid T.O.P $49,564 for such services.

Stock Option Plans

         In January 1999, our Board of Directors adopted a share option plan (the "1999 Plan") for which 500,000 ordinary shares have been reserved and granted at an exercise price of $1.625 per share as follows: Shlomo Ostersetzer-125,000 shares; Dov Zeelim-175,000 shares; Israel Ofen-102,500 shares; and an aggregate of 97,500 shares to other employees and directors. As of June 20, 2005 there were 17,500 options outstanding, at an exercise price of $1.625 per share, and no options were available for grant pursuant to the 1999 Plan. As of November 1, 2005, our executive officers and directors as a group, consisting of sixteen persons, held 10,000 options under the 1999 Plan. The 1999 Plan will terminate on January 2009.

               APPROVAL OF AN INCREASE OF OUR AUTHORIZED ORDINARY
                SHARE CAPITAL AND AMENDMENT TO OUR MEMORANDUM OF
                    ASSOCIATION AND ARTICLES OF ASSOCIATION
                           (Item 2 on the Proxy Card)

         Under the Israeli Companies Law, an increase of a company's authorized share capital must be approved by its shareholders.

         In 2006, we may seek additional funding through private financings in consideration for our ordinary shares. Should we elect to pursue such a financing (subject to any further approvals required by applicable law), we would require additional authorized ordinary share capital since our current authorized share capital would not be sufficient to facilitate such a financing.

         Our current authorized and registered ordinary share capital is NIS 6,300,000, divided into 7,000,000 ordinary shares of NIS 0.9 par value each, of which 6,042,671 ordinary shares are currently issued and outstanding, not including options and warrants currently exercisable into ordinary shares. Accordingly, our Board of Directors believes that it is in our company's best interest to ask our shareholders to increase the ordinary share capital at the Meeting and has adopted a resolution recommending that our shareholders increase our authorized ordinary share capital by an additional NIS 2,700,000, divided into 3,000,000 ordinary shares of NIS 0.9 par value each, and to amend our Memorandum of Association and Articles of Association to reflect such increase.

         It is therefore proposed that at the Meeting the following resolution be adopted:


                  "RESOLVED, that an increase in our authorized and registered ordinary share capital to NIS 9,000,000, divided into 10,000,000 ordinary shares of NIS 0.9 par value each, be, and hereby is, approved; and that our Memorandum of Association and Articles of Association be amended to reflect such increase."

         The affirmative vote of the holders of 75% of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote will be necessary to approve the increase of the authorized share capital of the company and the amendment of the Memorandum of Association and Articles of Association to reflect the same.

         The Board of Directors recommends a vote FOR the increase in the authorized share capital of the company.

                             APPOINTMENT OF AUDITORS
                           (Item 3 on the Proxy Card)

         Our Annual General Meeting of Shareholders first appointed Kost Forer Gabbay & Kasierer, as our auditors in 1986 and has reappointed the firm as our auditors since such time. Kost Forer Gabbay & Kasierer has no relationship with us or any of our affiliates except as auditors. As a result of Kost Forer Gabbay & Kasierer's knowledge of our operations, our Audit Committee and Board of Directors are convinced that such firm has the necessary personnel, professional qualifications and independence to act as our auditors. Our Board of Directors has again recommended, pursuant to the recommendation of our Audit Committee, that Kost Forer Gabbay & Kasierer be selected as our auditors for the fiscal year ending December 31, 2005 and recommends that the shareholders ratify and approve the selection. In accordance with applicable laws, our Board of Directors will ratify and approve our Audit Committee's determination of the remuneration of Kost Forer Gabbay & Kasierer in according to the volume and nature of their services. With respect to fiscal year 2004, we paid Kost Forer Gabbay & Kasierer approximately $57,000 for audit services and approximately $14,000 for tax related services.

         It is therefore proposed that at the Meeting the following resolution be adopted:

                  "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company to conduct the annual audit of our financial statements for the year ending December 31, 2005, and the authorization of the Board of Directors to determine their remuneration pursuant to the recommendation of our Audit Committee is ratified, confirmed and approved."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and entitled to vote and voting thereon will be necessary for shareholder approval of the foregoing resolution.

         The Board of Directors recommends a vote FOR the foregoing resolution.

Audit Committee Pre-Approval Policies and Procedures

         Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

         A representative of Kost Forer Gabbay & Kasierer is expected to be present at the Annual Meeting and will have the opportunity to make a statement, and will be available to respond to appropriate questions from shareholders.

                 REVIEW AND DISCUSSION OF OUR AUDITOR'S REPORT,
                 FINANCIAL STATEMENTS AND THE DIRECTORS' REPORT

         At the Meeting, our Auditor's Report, Financial Statements and the Directors' Report for the year ended December 31, 2004 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote of the shareholders.

         COPIES OF THE ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004 WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: TAT TECHNOLOGIES LTD., PARK RE-EM INDUSTRIAL ZONE P.O. BOX 80 GEDERA 70750, ISRAEL, ATTENTION: AVI KAHANA, SECRETARY.

                                            By Order of the Board of Directors

                                            Avi Kahana
                                            Secretary
Dated: November 4, 2005

                                                                          ITEM 2

                              TAT TECHNOLOGIES LTD.
             Annual General Meeting of Shareholders December 6, 2005

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

         The undersigned hereby appoint(s) Israel Ofen and Avi Kahana, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.90 per share, of TAT Technologies Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Tuesday, December 6, 2005 at 2:00 p.m. at the principal offices of the Company, Park Re'em Industrial Zone, Bnei Ayish, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):




                (Continued and to be signed on the reverse side)

                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                              TAT TECHNOLOGIES LTD.
                                December 6, 2005

                           Please date, sign and mail
                             your proxy card in the
                            envelope provided as soon
                                  as possible.

     Please detach along perforated line and mail in the envelope provided.
--------------------------------------------------------------------------------
  THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
                             "FOR" PROPOSAL 2 AND 3.
        PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
          PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
------------------------------------------------------------------------------

1.   The election of seven Directors for terms expiring in 2006.

[ ] FOR ALL NOMINEES                        NOMINEES:
                                            ( ) Shlomo Ostersetzer
[ ] WITHHOLD AUTHORITY FOR ALL NOMINEES     ( ) Dov Zeelim
                                            ( ) Meir Dvir
[ ] FOR ALL EXCEPT                          ( ) Yaacov Fish
      (See instructions below)              ( ) Ishay Davidi
                                            ( ) Gillon Beck
                                            ( ) Yechiel Gutman








INSTRUCTION:     To withhold authority to vote for any individual nominee(s),
------------     mark "FOR ALL EXCEPT" and fill in the circle next to each
                 nominee you wish to withhold, as shown here: (X)

2. To increase the Company's authorized ordinary share capital and to amend its Memorandum of Association and Articles of Association to reflect such increase.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

3. Ratification of the appointment of Kost Forer Gabbay & Kasierer, independent certified public accountants in Israel, a member firm of Ernst & Young Global, as the Company's independent auditors for the year ending December 31, 2005 and authorization for the Board of Directors to determine their remuneration.

         [ ] FOR           [ ] AGAINST     [ ] ABSTAIN

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (i) THE ELECTION OF THE NOMINEES FOR DIRECTOR AT THE LEFT AND (ii) PROPOSAL 2 and 3 SET FORTH ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [ ]


Signature of Shareholder__________ Date _____
Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: November 8, 2005